ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

October 25, 2024

Via Edgar

Ms. Eiko Yaoita Pyles

Ms. Jean Yu

Mr. Thomas Jones

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Distilling Holding Company, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Filed October 3, 2024
File No. 333-279382

Ladies and Gentlemen:

On behalf of our client, Heritage Distilling Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby file in electronic form the accompanying Amendment No. 4 to Registration Statement on Form S-1 of the Company (“Amendment No. 4”), marked to indicate changes to Amendment No. 3 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2024.

Amendment No. 4 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated October 21, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 3 to Registration Statement on Form S-1 filed October 3, 2024

Dilution; page 58

1.	Please provide us with your calculation for arriving at the numbers disclosed in the dilution calculation table on page 59 similar to those you provided in Annex A of your correspondence letter dated July 5, 2024.

Response:	As requested by the Staff, Annex A to this letter sets out the Company’s calculations of its historical net tangible book value per share as of June 30, 2024 and the per share increases and decreases in net tangible book value and pro forma net tangible book value attributable to the Pre-Closing Adjustments and Post Closing Adjustments made in calculating the dilution in pro forma net tangible book value per share to new investors participating in this offering, as illustrated in the table on page 59 of Amendment No. 4.

Securities and Exchange Commission

October 25, 2024

Consolidated Financial Statements; page F-1

2.	Your revised disclosure on page 126 states that in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock will be entitled to be paid out before any payments to the common shareholders, an amount equal to the greater of (i) 110% of the sum of (a) the Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series A Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up. As this payment appears to be considerably in excess of the par value of the preferred shares disclosed on the face of your balance sheet, please revise to disclose in the equity section of the balance sheets the aggregate amount of liquidation preference of these Preferred Shares. Refer to ASC 505-10-50-4. Also, revise to disclose the terms of the liquidation preference in the notes to the financial statements.

Response:	As requested by the Staff, the Company has amended the description of the Company’s preferred stock on its balance sheet at June 30, 2024 and December 31, 2024 on page F-2 of Amendment No. 4 to disclose the aggregate amount of the liquidation preference of the Company’s outstanding preferred stock. In addition, the Company has revised the description of its preferred stock in Footnote 9 to its unaudited interim condensed consolidated financial statements for the six month periods ended June 30, 2024 and 2023 on page F- 31 of Amendment No. 4 to disclose the terms of the liquidation preference of the Company’s outstanding preferred stock.

Notes to Condensed Consolidated Financial Statements

Note 2. Summary of significant account policies

Investments/Investments in Flavored Bourbon LLC; page F-13

3.	We note your response to prior comment 4. Please tell us how the OPM Backsolve Valuation Model you used to measure the fair value of your investment in Flavored Bourbon LLC complies with the requirement in ASC 321-10-55-9 which states that the observable price of a similar security should be adjusted for the different rights and obligations to determine the amount that should be recorded as an upward or downward adjustment in the carrying value of the security measured in accordance with paragraph 321-10-35-2 to reflect the fair value of the security as of the date that the observable transaction for the similar security took place. Also, please note that subsequent to irrevocably electing to measure at fair value, the investment measured in accordance with paragraph 321-10-35-2 must continue to be measured at fair value at each reporting period end date in accordance with ASC 321-10-35-1. Revise your disclosures accordingly.

Response:	In regard to the valuation for the Company’s investment in Flavored Bourbon, LLC (“Flavored Bourbon”), the Company engaged an independent valuation services company that used the OPM Backsolve Valuation Model to derive the fair value of the Company’s investment in Flavored Bourbon. In such valuation, it was determined that the Class E Units being offered by Flavored Bourbon were similar enough to the Company’s investment in Class A Units of Flavored Bourbon (with differences including the Class A Units’ liquidation preference seniority and preferential voting rights related to sale or liquidation) to trigger a reassessment of the value of the Company’s investment in Flavored Bourbon, which was done using the Option Pricing Model Backsolve Valuation Method (“OPM Backsolve Valuation Method”). As reflected in the table below, the fair value of the Class A Units was derived by adjusting the observable price for the Class E Units for differences in rights and obligations consistent with ASC 321-10-55-9. The measurement of such adjustments was determined using the OPM Backsolve Valuation Model.

A comparison of the rights of the Class E Units and the Class A Units showed:

	Class E Preferred (Reference)	Class A Preferred (Subject)
Rights and Obligations
Dividends	Same as Class A, no adjustment required	Same as Class E, no adjustment required

Voting	Same as Class A, no adjustment required	Same as Class E, no adjustment required

Special Rights on Sale	Reflected in OPM liquidation priority	Class A has preemptive rights to block the sale of Flavored Bourbon if return thresholds are not met. The OPM liquidation preferences were adjusted for this right of the Class A Preferred.

Distribution (right to receive)	Same as Class A, no adjustment required	Same as Class E, no adjustment required
Distributions (Liquidation Preference)	Reflected in the OPM	Reflected in the OPM

As clarification, the Company has not made the irrevocable election to measure its investment in Flavored Bourbon at fair value. As disclosed in Footnote 2 to the Company’s unaudited interim condensed consolidated financial statements for the six month periods ended June 30, 2024 and 2023 on pages F- 13 and F-14 of Amendment No. 4, the Company’s accounting policy states that the Company’s investment in Flavored Bourbon is “… adjusted for observable price changes in orderly transactions for identical or similar investment of the same issuer pursuant to Accounting Standards Codification (“ASC”) Topic 321 …” (ASC 321-10-35-2). The Company has not discontinued the use of the measurement alternative (i.e.: ”If an entity identifies observable price changes in orderly transactions for the identical or a similar investment of the same issuer, it shall measure the equity security at fair value as of the date that the observable transaction occurred.”) in favor of a fair value model. The Company’s investment in Flavored Bourbon continues to qualify for measurement in accordance with ASC 321-10-35-2. As a result, the Company believes that no change in its disclosure regarding the methodology of valuing its investment in Flavored Bourbon is required.

Note 16. Subsequent Events; page F-40

4.	Your response does not appear to fully address the prior comment 6, as some of the subsequent events disclosed here do not appear to be reflected in your pro forma financial information and vice versa (e.g., transactions related to the factoring agreements). Your revised disclosures also do not appear to quantify the total number of shares issued subsequent to June 30, 2024 by type and class of stock or equity instruments. Please revise accordingly.

Response:	In response to this comment, the Company has expanded Annex A to this letter to include details supporting the information included in the capitalization table on pages 55 and 56 of Amendment No. 4. In addition, in Annex B to this letter, the Company has set out the disclosures included in Footnote 16 (Subsequent Events) to its unaudited interim condensed consolidated financial statements for the six month periods ended June 30, 2024 and 2023 on pages F- 41 and F-42 of Amendment No. 4 and indicated by paragraph references the calculations in Annex A that support the calculations in the tables under the captions “Capitalization” and “Dilution” beginning on pages 55 and 58, respectively, of Amendment No. 4.

* * *

Securities and Exchange Commission

October 25, 2024

As it is the goal of the Company to have the Registration Statement on Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 4 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Justin Stiefel
Heritage Distilling Holding Company, Inc.

Annex A

Capitalization Table reference (PF / PFAA)	(i)	(i)	(iii)	(iii)	(iii)	(iv)	(ii)	N/A	(vii)	(Vii)			(v), (vi)	(viii)	(ix)	(ix)	PFAA (i)	PFAA (ii)	PFAA (iii)	PFAA (ii)

June 30, 2024 Footnote reference	Footnote 5	Footnote 5	Footnote 5	Footnote 5	Footnote 5	Footnote 7	N/A		Footnote 9	Footnote 9

Footnote 16 Reference								FN16-H			FN16-C.1	FN16-C.2	FN16-C.2	FN16-E.1	FN16-I.1	FN16-I.1
												FN16-J.1	FN16-C.4	FN16-E.2
FN16-J.2

Dilution

Other	Contingent Upon IPO	Contingent Upon IPO	Contingent Upon IPO	Contingent Upon IPO	Contingent Upon IPO	Contingent Upon IPO	Contingent Upon IPO	Contingent / Post IPO	Contingent Upon IPO	Contingent Upon IPO

Dilution
	Net Tangible Book Value
	Historical June 30, 2024	Pro Forma Activity
		Exchange of Certain Debt into Equity (2022 and 2023 Convertible Notes)		Change in Fair Value of Whiskey Notes through date of Exchange	Exchange of Certain Debt & Warrants (2023 Series Whiskey Notes)		Warrants Reclassified to Equity as Exercise Price now Fixed at $6.00	Certain Warrants Exchanged for Common Stock	TTS Acquisition - Post acquisition Date IPO Share Price true-up	Exercise of Prepaid Warrants		New Preferred Stock Offering - Q3 2024	Preferred Stock Issued to Purchase Whiskey	Factoring Agreements Exchanged for Preferred Stock	Preferred Stock Warrants Exchanged for Preferred Stock	Conversion of Common Stock into Common Warrants
	(C)			(See Note 1)

Common Stock	$31,419,590	$19,097,710			$14,730,085		$884,182	$-	$-
Preferred Stock	$1,830,000											$1,350,000	$110,600	$719,919	$937,959
															$(937,959)
Retained Earnings	$(65,985,135)	$(1,030,622)		$(9,312,218)	$8,580,978			$-						$(59,252)
Shareholders Equity:	$(32,735,545)	$18,067,088		$(9,312,218)	$23,311,063		$884,182	$-	$-	$-		$1,350,000	$110,600	$660,667	$-
Less: Deferred Offering Costs	$(1,556,598)
Less: Intangibles and Goodwill	$(1,467,807)
Less: Unamort. Debt Issue Costs	$(238,994)
(A) Net Tangible Book Value	$(35,998,944)	$18,067,088		$(9,312,218)	$23,311,063		$884,182	$-	$-	$-		$1,350,000	$110,600

	Shares	Shares	Prepaid Warrants	Shares	Shares	Prepaid Warrants	Shares	Shares	Shares	Shares	Prepaid Warrants	Shares		Shares	Shares	Shares	Common Warrants
December 31, 2024 Shares Outstanding - Pre .57 for 1 Split
Pre- Split - common stock	669,550	5,810,830	890,166		4,208,960	959,520
Post- Split-calculated	381,644	3,312,173	507,395		2,399,107	546,926
Rounding	(160)	(25)	(1)		(17)	1

December 31 Shares Outstanding	381,484	3,312,148	507,394	-	2,399,090	546,927	-	-
2024 Activity
Q1 Activity Acquisition of TTS	50,972								-
Rounding	(14)
Q1 Activity Exchange of Certian Warrants for Common Stock	9,493							250,632
Q1 Activity Exercise of Prepaid Warrants	-									65,891	(65,891)
Q2 Exchange of Common Stock for Common Warrants																(2,816,291)	2,816,291
IPO PPD Warrants
IPO Shares
(B) June 30, 2024 Common Stock Outstanding	441,935	3,312,148	507,394	-	2,399,090	546,927	-	250,632	-	65,891	(65,891)	-		-		(2,816,291)	2,816,291
June 30, 2024 Preferred Stock Outstanding	183,000											135,000	11,060	71,991	93,789

Calculations NOT INCLUDING Prepaid Warrants
(A) / (B)[Common Stock]	$(81.46)
(D) - (C)		$81.21
(E) - (D)

Calculations INCLUDING Prepaid Warrants
(A) / (B) [Common Stock + Prepaid Warrants]	$(81.46)
(D1) - (C)			$81.34
(E) - (D1)

Calculations including Common Warrants Only
(A) / (B) [Common Stock + Common Warrants]	$(81.46)
(D1) - (C)			$81.34
(E) - (D1)

Calculations including PPD Warrants & Common Warrants
(A) / (B) [Common Stock + Prepaid Warrants + Common Warrants]	$(81.46)
(D1) - (C)			$81.34
(E) - (D1)

Capitalization

Cash	$151,613											$1,350,000		$250,000
Convertible Notes Payable, Current	$18,067,088	$(18,067,088)
Notes payable, Current	$14,783,425													$(410,667)
Convertible Notes payable, Long-term	$13,978,467			$9,312,218	$(23,290,685)
Notes payable, Long-term	$389,875
Warrant Liabilities, Long-term	$904,560				$(20,378)		$(884,182)
Stockholders’ Deficit
Preferred Stock - Par Value	$18											$14	$1	$7	$9
Common Stock - Par Value	$72	$331			$240			$25		7						$(282)
Preferred Stock - Additional Paid in Capital	$1,829,982											$1,349,987	$110,599	$719,912	$(9)
Common Stock - Additional Paid in Capital	$31,419,518	$19,097,379	$-	$-	$14,729,845		$884,182	$(25)		$(7)						$282
Accumulated Deficit	$(65,985,135)	$(1,030,622)	$-	$(9,312,218)	$8,580,978									$(59,252)
Total Stockholders’ Deficit	$(32,735,545)
Total Capitalization	$15,387,870

Dilution
	Pro Forma June 30, 2024		IPO related Activity				Pro Forma As Adjusted June 30, 2024
	(Post Conversion of Certain Debt)		(The Offering / Net Proceeds)		Use of Proceeds	Deferred Offering Costs - Reclassified to Shareholders Equity	(Post Offering)
	(D)	(D1)					(E)

Common Stock	$66,131,567		$6,900,000	$2,300,000		$(1,705,000)	$73,626,567
Preferred Stock	$4,010,519						$4,010,519

Retained Earnings	$(67,806,249)						$(67,806,249)
Shareholders Equity:	$2,335,837		$6,900,000	$2,300,000		$(1,705,000)	$9,830,837
Less: Deferred Offering Costs	$(1,556,598)		$(111,302)	$(37,100)		$1,705,000	$-
Less: Intangibles and Goodwill	$(1,467,807)						$(1,467,807)
Less: Unamort. Debt Issue Costs	$(238,994)						$(238,994)
(A) Net Tangible Book Value	$(927,562)		$6,788,698	$2,262,900		$-	$8,124,036

	Shares	Prepaid Warrants	Shares	Prepaid Warrants		Shares	Shares	Prepaid Warrants	Common Warrants
December 31, 2024 Shares Outstanding - Pre .57 for 1 Split
Pre- Split - common stock	10,689,340	1,849,686					10,689,340	1,849,686
Post- Split-calculated	6,092,924	1,054,321					6,092,924	1,054,321
Rounding	(202)	-					(202)	-
	-						-
December 31 Shares Outstanding	6,092,722	1,054,321	-			-	6,092,722	1,054,321
2024 Activity
Q1 Activity Acquisition of TTS	50,972	-					50,972	-
Rounding	(14)						(14)	-
Q1 Activity Exchange of Certian Warrants for Common Stock	260,125	-					260,125	-
Q1 Activity Exercise of Prepaid Warrants	65,891	(65,891)					65,891	(65,891)
Q2 Exchange of Common Stock for Common Warrants	(2,816,291)	2,816,291					(2,816,291)	2,816,291
IPO PPD Warrants	-	-		500,000			-	-	500,000
IPO Shares	-	-	1,500,000	-			1,500,000	-	-
(B) June 30, 2024 Common Stock Outstanding	3,653,405	3,804,721	1,500,000	500,000		-	5,153,405	3,804,721	500,000	Change from	Dilution per
June 30, 2024 Preferred Stock Outstanding	494,840						494,840			Common Stock	Share vs. IPO
										NTBV per share	Price per share
Calculations NOT INCLUDING Prepaid Warrants							Common Stock Only			$1.58	$5.00
(A) / (B)[Common Stock]	$(0.25)						$1.58			$-	$3.42
(D) - (C)
(E) - (D)			$1.83

Calculations INCLUDING Prepaid Warrants							Common Stock + PPD Warrants
(A) / (B) [Common Stock + Prepaid Warrants]		$(0.12)						$0.91		$(0.67)	$4.09
(D1) - (C)
(E) - (D1)						$1.03

Calculations including Common Warrants Only							Common Stock + Common Warrants
(A) / (B) [Common Stock + Common Warrants]		$(0.12)							$1.44	$(0.14)	$3.56
(D1) - (C)
(E) - (D1)						$1.56

Calculations including PPD Warrants & Common Warrants							Common Stock + PPD Warrants + Common Warrants
(A) / (B) [Common Stock + Prepaid Warrants + Common Warrants]		$(0.12)							$0.86	$(0.72)	$4.14
(D1) - (C)
(E) - (D1)						$0.12

Capitalization

Cash	$1,751,613		$6,900,000	$2,300,000	$(2,375,000)	$(148,402)	$8,428,211
Convertible Notes Payable, Current	$-						$-
Notes payable, Current	$14,372,758				$(2,375,000)		$11,997,758
Convertible Notes payable, Long-term	-						-
Notes payable, Long-term	$389,875						$389,875
Warrant Liabilities, Long-term	-						-
Stockholders’ Deficit
Preferred Stock - Par Value	$49						$49
Common Stock - Par Value	$393		$150				$543
Preferred Stock - Additional Paid in Capital	$4,010,470						$4,010,470
Common Stock - Additional Paid in Capital	$66,131,174		$6,899,850	$2,300,000		$(1,705,000)	$73,626,024
Accumulated Deficit	$(67,806,249)						$(67,806,249)
Total Stockholders’ Deficit	$2,335,837						$9,830,837
Total Capitalization	$17,098,470						$22,218,470

Note 1:	$21,679,984	Historical March 31, 2024 Whiskey Notes + Warrants at Fair Value
	540,000	April 2024 Additional Whiskey Notes + Warrants
	1,091,080	Change in Fair Value through (Pro Forma) Exchange
	$23,311,064

Annex B

Heritage Distilling

Cross reference of Footnote 16 to Capitalization Table of S-1 of October 3, 2024

NOTE 16 — SUBSEQUENT EVENTS

For its condensed consolidated financial statements as of June 30, 2024 and for the period then ended, the Company evaluated subsequent events through October 3, 2024, the date on which those financial statements were issued. Other than the items noted below, there were no subsequent events identified for disclosure as of the date the financial statements were available to be issued.

[FN16-Paragraph A] – No impact on Capitalization Table pro forma.

Subsequent to June 30, 2024, the Company has prepared the 2024 Equity Incentive Plan (that would authorize up to 2,500,000 shares of common stock to be issued) (the “2024 Plan”) for approval by the Board of Directors and stockholders prior to the effectiveness of the Company’s anticipated IPO.

[FN16-Paragraph B] – No impact on Capitalization Table pro forma – Activity was included in June 30, 2024 Financial Statements, pending execution of related factoring agreement on July 1, 2024..

As of July 1, 2024, the Company raised an additional aggregate of $299,667 between two separate investors under the terms of July 2024 accounts receivable factoring arrangements, including $166,667 from a related party. The Company issued an aggregate of 66,549 five year warrants to purchase common stock at $6.00 per share in conjunction with the July 2024 accounts receivable factoring agreements. As of June 30, 2024, the $299,667 had been received and was recorded pending execution of the factoring agreement on July 1, 2024. (See Note 14.)

[FN16-Paragraph C] –

Note that

	$ Amount
FN16-D.1	$113,286
FN16-D.2	$329,633
Subtotal	$442,919	[FN16-D.3]	FN16-D.4	44,291
FN16-F.1	$277,000		FN16-E.2	27,700
Total	$719,919	[FN16-C.3]		71,991	[FN16-C.4]

Subsequent to June 30, 2024, the Company accepted subscriptions for an additional 218,051 shares of Series A Preferred Stock (of which 124,121 shares was from a related party) and warrants to purchase an aggregate of 105,513 shares of common stock (at $5.00 per share (subject to adjustment to the price per share at which the common stock is sold at the Company’s Initial Public Offering if lower) (of which 60,563 was from a related party) for an aggregate purchase price of $2,180,519, of which: $1,350,000 [FN16-C.1] was paid in cash (of which $834,000 was from a related party); $110,600 [FN16-C.2] / [FN16-J.1] was paid by the sale of and transfer to us by a related party of an aggregate of 50 barrels of premium aged whiskey with an average value of $2,212 per barrel; and, $719,919 [FN16-C.3] was paid by the cancellation of outstanding indebtedness (factoring agreements) during the three months ended September 30, 2024 (of which $296,619 was from a related party). In addition, subsequent to June 30, 2024 an additional 510,315 warrants with an exercise price of $6 per share were issued as part of the Series A Preferred Stock transactions (of which 321,026 of the warrants were with a related party).

[FN16-Paragraph D] – Exchange of Factoring Agreements for Subscriptions of Preferred Stock is included in [FN16-Paragaph C].

In August 2024, the $100,000 received under a May 2024 factoring agreement, including $13,286 of accrued fees and related warrants (which totaled $113,286 [FN16-D.1] and was from a related party), as well as the $299,667 received from the two separate investors under the terms of the July 2024 factoring agreements, including $29,966 of accrued fees and related warrants (which totaled $329,633 [FN16-D.2], of which $183,333 was from a related party), for an aggregate of $442,919 [FN16-D.4], was exchanged for an aggregate of 44,291 [FN16-D.4] shares of Series A Preferred Stock, warrants to purchase 19,983 shares of common stock at the lesser of $5.00 per share or the price per share at which our common stock is sold in this offering (the “$5.00 Warrants”), and warrants to purchase 116,569 shares of common stock at $6.00 per share (the “$6.00 Warrants”), including $266,667 received from a related party ($296,619 including factoring fees), which was exchanged for 29,661 shares of Series A Preferred Stock, 13,333 related $5.00 Warrants, and 77,778 related $6.00 Warrants.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 16 — SUBSEQUENT EVENTS (cont.)

[FN16-Paragraph E] –

In September 2024, in addition to the 218,051 shares of Series A Preferred Stock discussed above, 510,315 of the $6.00 Warrants discussed above (including 321,026 $6.00 Warrants from a related party) were exchanged for 93,789 [FN16-E.2] shares of Series A Preferred Stock that did not include any related warrants (including 59,001 shares of Series A Preferred Stock that did not include any related warrants for a related party). The value assigned to the $6.00 Warrants exchanged for Series A Preferred Stock that did not include any warrants was negotiated to be $937,959 [FN16-E.1] (including $590,045 from a related party), or $1.838 per $6.00 Warrant, using a Black-Scholes Valuation model with an estimated IPO stock price of $5.00 per share and exercise price of $6.00 per share.

[FN16-Paragraph F] – Proceeds from, and Exchange of Factoring Agreements for Subscriptions of Preferred Stock is included in [FN16-Paragaph C].

In July 2024, the Company raised an additional $250,000 from an investor under the terms of July 2024 accounts receivable factoring arrangement (which subsequently converted to Series A Preferred Stock). The Company issued five year warrants to purchase 83,333 shares of common stock at $6.00 per share in conjunction with the July 2024 accounts receivable factoring arrangement. As of September 2024, the Company recorded a total liability of $277,000 [FN16-F.1] related to this factoring agreement, including related fees, which was exchanged for 27,700 [FN16-F.2] shares of Series A Preferred Stock, including 12,500 related $5.00 Warrants.

[FN16-Paragraph G] – No impact on Capitalization Table pro forma

In December 2023, the Company entered into an agreement with a wholesaler distributor network in Oklahoma, which purchased products from the Company at wholesale and began reselling and distributing them throughout the state through the state’s three tier system. Since the beginning of the second quarter of 2024, the Company has secured new wholesale distribution in Kansas, Kentucky and portions of Colorado, all of which started between July and September 2024.

[FN16-Paragraph H] – No impact on Capitalization Table pro forma- contingent upon future final determination of amount owed to dissenters.

Under the terms of the February 21, 2024 TTS acquisition, the Company paid the shareholders of TTS $670,686 using common stock of the Company at a negotiated price of $13.16 per share (or 50,972 shares), subject to a true-up provision (to the price per share of the Company’s anticipated IPO, if lower — currently $5.00, or 134,137 shares) that expired on August 31, 2024. ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount. Subsequent to June 30, 2024, in September,2024, the Company extended the true-up provision under the terms of the TTS stock sale from August 31, 2024 to the date of settlement of the Thinking Tree Spirits Dissenters Rights Process, resulting in the delay in reclassifying the TTS purchase price liability to equity (under ASC-480). (See below and also Note 10). Once the final determination is made on the amount owed to dissenters, if any, that amount will be deducted from the true-up amount and the resulting number of shares of common stock will be issued at the price per share of the common stock in this offering.

[FN16-Paragraph I] –.

In August 2024, certain holders of shares of common stock agreed to exchange an aggregate of 2,816,291 [FN16-I.1] shares of their common stock into a like number of pre-paid warrants. Such pre-paid warrants will be eligible for exercise without the payment of additional consideration at any time that the respective holder beneficially owns a number of shares of common stock that is less than 9.99% of our outstanding shares of common stock for a number of shares that would cause the holder to beneficially own 9.99% of our outstanding shares of common, and having no expiration date.

[FN16-Paragraph J] – Proceeds from, and Exchange of Factoring Agreements for Subscriptions of Preferred Stock is included in [FN16-Paragaph C].

In September 2024, the Company purchased 50 barrels of premium aged whiskey from related party for $110,600 [FN16-J.1], or $2,212 per barrel (comprised of $495 per barrel and $1,717 of spirits, for an aggregate total of $24,750 to fixed assets and $85,850 to inventory). The $110,600 was paid by the Company in the form of 11,060 [FN16-J.2] shares of Series A Preferred Stock and 5,530 related $5.00 Warrants.